                                                                     FILE NO.
                                                                     070-07167
                         INDIANA MICHIGAN POWER COMPANY
                          RIVER TRANSPORTATION DIVISION
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 24039
                  BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2002



                                     CONTENTS

                                                            Page

Summary of Billings                                           1

                         INDIANA MICHIGAN POWER COMPANY
                          RIVER TRANSPORTATION DIVISION
                               SUMMARY OF BILLINGS
                  BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2002
                                           April 2002               May 2002                 June 2002
                                     ----------------------  ----------------------  -------------------------
                                     Tons     Fee    Amount  Tons     Fee    Amount  Tons     Fee    Amount
                                     ----     ---    ------  ----     ---    ------  ----     ---    ------
                                           (per ton)  (000)        (per ton)  (000)        (per ton)  (000)

BARGING SERVICE BILLINGS
------------------------
TO AFFILIATED COMPANIES:
-----------------------

  AEP ProServe                         4,200  $2.14   $  9     2,800   $3.08    $  9      -       $ -     $  1
                                       =====  =====   ====     =====   =====    ====   =======    =====   ====

  Appalachian Power Company and
  Ohio Power Company:
    Sporn Plant. . . . . . . . . . . 220,572  $1.64   $362   172,725   $2.16    $373   156,642    $1.72   $270
                                              =====                    =====                      =====
    Amos Plant . . . . . . . . . . .    -     $ -       -       -      $ -        -     20,301    $1.43     29
                                     -------  =====   ----   -------   =====    ----   -------    =====   ----
      Total. . . . . . . . . . . . . 220,572          $362   172,725            $373   176,943            $299
                                     =======          ====   =======            ====   =======            ====

  Appalachian Power Company:
    Mountaineer Plant. . . . . . . . 176,236  $3.58 $  631   176,059   $2.53    $445   198,221    $2.52   $500
                                              =====                    =====                      =====
    Kanawha River Plant. . . . . . . 119,961  $0.91    109    80,700   $0.77      62    77,405    $0.87     67
                                     -------  ===== ------   -------   =====    ----   -------    =====   ----
      Total. . . . . . . . . . . . . 296,197        $  740   256,759            $507   275,626            $567
                                     =======        ======   =======            ====   =======            ====

  Indiana Michigan Power Company:
    Tanners Creek. . . . . . . . . . 201,969  $3.33   $673    84,828   $3.08    $261   138,465    $2.69   $372
                                     =======  =====   ====   =======   =====    ====   =======    =====   ====

  Indiana Michigan Power Company
  and AEP Generating Company:
    Rockport Plant . . . . . . . . . 836,921  $1.77 $1,482   872,440   $1.72  $1,498   847,344    $1.73 $1,466
                                     =======  ===== ======   =======   =====  ======   =======    ===== ======

  Ohio Power Company:
    Cardinal Plant (Unit 1). . . . .    -     $ -   $    9      -      $ -      $ -     20,098    $1.95   $ 39
                                              =====                    =====                      =====
    Gavin Plant. . . . . . . . . . . 537,433  $1.95  1,047   523,622   $1.47     768   435,676    $1.58    688
                                              =====                    =====                      =====
    Kammer Plant . . . . . . . . . .  15,236  $6.05     92      -      $ -        -       -       $ -       -
                                              =====                    =====                      =====
    Mitchell Plant . . . . . . . . .   2,931  $2.04      6    56,579   $2.27     129    67,183    $2.58    173
                                     -------  ===== ------   -------   =====    ----   -------    =====   ----
      Total. . . . . . . . . . . . . 555,600        $1,154   580,201            $897   522,957            $900
                                     =======        ======   =======            ====   =======            ====

BARGING SERVICE BILLINGS
------------------------
TO UNAFFILIATED COMPANIES:
-------------------------

  Buckeye Power Company:
    Cardinal Plant (Unit 2 & 3). . . 116,011  $2.55   $296    96,698   $2.51    $243    82,662    $2.53   $209
                                     =======  =====   ====   =======   =====    ====   =======    =====   ====

  Other Coal . . . . . . . . . . . . 169,342  $2.07   $350    93,188   $2.24    $209   133,876    $2.17   $248
                                     =======  =====   ====   =======   =====    ====   =======    =====   ====

  Other. . . . . . . . . . . . . . . 235,818  $2.02   $476   364,289   $2.34    $852   359,486    $2.14   $770
                                     =======  =====   ====   =======   =====    ====   =======    =====   ====

Note: The above amounts include demurrage charges.

TOWING SERVICE BILLINGS
-----------------------
TO AFFILIATED COMPANIES:
-----------------------

AEP Resources, Inc.
  MEMCO Barge Line . . . . . . . . .    -      -      $195      -        -      $200      -         -     $319
                                                      ====                      ====                      ====
AEP ProServe . . . . . . . . . . . .    -      -      $  2      -        -      $  1      -         -     $ -
                                                      ====                      ====                      ====
AEP Energy Services. . . . . . . . .    -      -      $ 27      -        -      $(18)     -         -     $  1
                                                      ====                      ====                      ====

Appalachian Power Company and Ohio
 Power Company:
  Sporn Plant. . . . . . . . . . . .    -      -        -       -        -        -       -         -     $  9
                                                                                                          ====
  Amos Plant . . . . . . . . . . . .    -      -        -       -        -        -       -         -     $  5
                                                                                                          ====
    Total. . . . . . . . . . . . . .    -      -        -       -        -        -       -         -     $ 14
                                                                                                          ====

Appalachian Power Company:
  Mountaineer Plant. . . . . . . . .    -      -        -       -        -        -       -         -     $ 11
  Kanawha River Plant. . . . . . . .    -      -        -       -        -        -       -         -       -
                                                                                                          ====
    Total. . . . . . . . . . . . . .    -      -        -       -        -        -       -         -     $ 11
                                                                                                          ====

TOWING SERVICE BILLINGS
-----------------------
TO UNAFFILIATED COMPANIES:
-------------------------

Other. . . . . . . . . . . . . . . .    -      -     $ 90       -        -      $ 58      -         -     $  3
                                                     ====                       ====                      ====

Note:  The above amounts include Dry-dock billing and Urea Unloading facility billings.